UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.    )*

Owlet, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)

69120X 107
(CUSIP Number)

Amy McCullough
c/o Trilogy Equity Partners, LLC
155 108th Ave NE, Suite 400
Bellevue, WA 9800
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 15, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 34619R102
1	NAMES OF REPORTING PERSONS
Trilogy Equity Partners, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
9,005,428 (1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
9,005,428 (1)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,005,428 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.0% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
Calculations of the percentage of the shares of Class A Common Stock beneficially owned assumes 112,782,800 shares of Class A Common Stock outstanding, based on information included in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission (“SEC”) on July 21, 2021, as amended on July 21, 2021.

Item 1.	Security and Issuer

The class of equity security to which this statement on Schedule 13D relates is the Class A Common Stock, par value $0.0001 per share (the “Class A Common Stock”), of Owlet, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 2500 Executive Parkway, Ste. 500, Lehi, Utah 84043. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2.	Identity and Background

(a)
This Schedule 13D is filed by Trilogy Equity Partners, LLC, a Delaware limited liability company (the “Reporting Person”). Amy McCullough, the President and a Manager of the Reporting Person, is currently a member of the board of directors of the Issuer (the “Board”) but is not deemed to beneficially own the securities held by the Reporting Person.

The Reporting Person is managed by its Board of Managers.  The name of each member of the Board of Managers and executive officer of the Reporting Person is set forth on Attachment A to this Schedule 13D.

(b)	The business address of the Reporting Person is c/o 155 108th Ave NE, Suite 400, Bellevue, WA 9800.

(c)	The Reporting Person is an early stage venture firm.

(d)	During the last five years, neither the Reporting Person nor any person named in Attachment A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years, neither the Reporting Person nor, to the knowledge of the Reporting Person, any person named in Attachment A has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

On July 15, 2021, pursuant to that certain Business Combination Agreement, dated as of February 15, 2021, by and among the Issuer, Project Olympus Merger Sub, Inc. (“Merger Sub”) and Owlet Baby Care Inc. (“Owlet Baby Care”), Merger Sub merged with and into Owlet Baby Care with Owlet Baby Care surviving as a wholly owned subsidiary of the Issuer (the “Merger”). Upon consummation of the Merger (the “Effective Time”), (i) each issued and outstanding share of preferred stock of Owlet Baby Care (“Old Owlet Preferred Stock”) was automatically canceled and converted into a share of common stock of Owlet Baby Care (“Old Owlet Common Stock”) and (ii) each issued and outstanding share of Owlet Common Stock was automatically canceled and converted into approximately 2.053 shares of Class A common stock. Additionally, as of the Effective Time, unless repaid in advance of the Merger, all principal and accrued interest on outstanding promissory notes convertible into shares of Old Owlet Common Stock automatically converted into shares of Old Owlet Preferred Stock.

Immediately prior to the Effective Time, the Reporting Person held 307,480 shares of Old Owlet Common Stock, 2,075,837 shares of Old Owlet Series A-1 Preferred Stock, 1,426,489 shares of Old Owlet Series B Preferred Stock and 198,123 shares of Old Owlet Series B-1 Preferred Stock (collectively, the “Old Owlet Shares”), as well as a convertible promissory note representing an aggregate of $1,192,836 of principal and accrued interest (the “Old Owlet Note”). Immediately prior to the Effective Time, the Old Owlet Note converted into shares of Old Owlet Preferred Stock (together with the Old Owlet Shares, the “Pre-Merger Shares”) and, as of the Effective Time, the Pre-Merger Shares converted into 9,005,428 shares of Class A Common Stock.

Item 4.	Purpose of Transaction

The Reporting Person acquired the securities of the Issuer for investment purposes. The Reporting Person may purchase additional securities or dispose of securities in varying amounts and at varying times depending upon the Reporting Person’s continuing assessments of pertinent factors, including the availability of shares of Class A Common Stock or other securities for purchase at particular price levels, the business prospects of the Issuer, other business investment opportunities, economic conditions, stock market conditions, money market conditions, the attitudes and actions of the Board and management of the Issuer, the availability and nature of opportunities to dispose of shares of the Issuer and other plans and requirements of the particular entities. The Reporting Person may discuss items of mutual interest with the Issuer, which could include items in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Depending upon assessments of the above factors, the Reporting Person may change its present intentions as stated above and may assess whether to make suggestions to the Board regarding financing, and whether to acquire additional securities of the Issuer, including shares of Class A Common Stock (by means of open market purchases, privately negotiated purchases, or otherwise) or to dispose of some or all of the securities of the Issuer, including shares of Class A Common Stock, under its control. The Reporting Person may seek to acquire other securities of the Issuer, including other equity, debt, notes or other financial instruments related to the Issuer or the Class A Common Stock (which may include rights or securities exercisable or convertible into securities of the Issuer), and/or sell or otherwise dispose of some or all of such Issuer securities or financial instruments (which may include distributing some or all of such securities to such Reporting Person’s respective partners or beneficiaries, as applicable) from time to time, in each case, in open market or private transactions, block sales or otherwise. Any transaction that the Reporting Person may pursue may be made at any time and from time to time without prior notice and will depend on a variety of factors, including, without limitation, the price and availability of the Issuer’s securities or other financial instruments, the Reporting Person’s trading and investment strategies, subsequent developments affecting the Issuer, the Issuer’s business and the Issuer’s prospects, other investment and business opportunities available to such Reporting Person, general industry and economic conditions, the securities markets in general, tax considerations and other factors deemed relevant by the Reporting Person.

The Reporting Person intends to review its investment in the Issuer on an ongoing basis and, in the course of its review, may take actions with respect to its investment or the Issuer, including communicating from time to time with the Board, members of management, other securityholders of the Issuer, or other third parties, advisors, such as legal, financial, regulatory, or other advisors, to assist in the review and evaluation of strategic alternatives. Such discussions and other actions may relate to various alternative courses of action, including, without limitation, those related to an extraordinary corporate transaction (including, but not limited to a merger, reorganization or liquidation) involving the Issuer or any of its subsidiaries; a sale or transfer of a material portion of the assets of the Issuer or any of its subsidiaries or the acquisition of material assets; the formation of joint ventures or other strategic alliances with the Issuer or any of its subsidiaries; changes in the present business, operations, strategy, future plans or prospects of the Issuer, financial or governance matters; changes to the Board or management of the Issuer; changes to the capitalization, ownership structure, dividend policy, business or corporate structure or governance documents of the Issuer; de-listing or de-registration of the Issuer’s securities; or any action similar to the foregoing. Such discussions and actions may be exploratory in nature, and not rise to the level of a plan or proposal.

Amy McCullough, the President and a Manager of the Reporting Person, is currently a member of the Board but is not deemed to beneficially own the securities held by the Reporting Person. In such capacity, Ms. McCullough may have influence over the corporate activities of the Issuer and may engage in communications with the Issuer’s other directors, members of management and stockholders and third parties regarding the corporate governance, business, operations, strategy or future plans (including proposed corporate transactions of a significant nature) of the Issuer, including any plans or proposals which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Except as described in this Schedule 13D, the Reporting Person does not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although, subject to the agreements described herein, the Reporting Person, at any time and from time to time, may review, reconsider and change their position and/or change its purpose and/or develop such plans and may seek to influence management of the Issuer or the Board with respect to the business and affairs of the Issuer and may from time to time consider pursuing or proposing such matters with advisors, the Issuer or other persons.

Item 5.	Interest in Securities of the Issuer

(a)    The Reporting Person beneficially owns 9,005,428 shares of the Class A Common Stock, or approximately 8.0% of the outstanding Class A Common Stock. This percentage is based on 112,782,800 shares of Class A Common Stock outstanding after the Merger, as reported by the Issuer in its Current Report on Form 8-K filed with the SEC on July 21, 2021, as amended on July 21, 2021.

(b)    The Reporting Person, has the sole power to vote and dispose, or direct the voting or disposition, of all shares of the Common Stock held by it.

(c)    Except as described herein, the Reporting Person has not effected any transactions in the Issuer’s Class A Common Stock within the past 60 days and nor has any person listed on Attachment A effected any transactions in the Issuer’s Class A Common Stock within the past 60 days.

(d)    Not applicable.

(e)    Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Upon the Closing, the Reporting Person entered into an Amended and Restated Registration Rights Agreement (the “Registration Rights Agreement”), dated as of July 15, 2021, by and among (i) the Issuer, (ii) Sandbridge Acquisition Holdings LLC (the “Sponsor”), (iii) certain affiliates of the Sponsor and (iv) certain former stockholders of Owlet Baby Care. Pursuant to the Registration Rights Agreement, the Issuer agreed to register for resale certain shares of the Issuer’s Class A Common Stock and other equity securities of the Issuer. Additionally, the Registration Rights Agreement provides for (a) certain restrictions on transfer with respect to the registrable securities held by certain stockholders, including the Reporting Person and (b) customary “demand” and “piggyback” registration rights for certain stockholders, including the Reporting Person.

Item 7.	Material to be Filed as Exhibits

Amended and Restated Registration Rights Agreement, dated as of July 15, 2021, by and among (i) the Issuer, (ii) the Sponsor, (iii) certain affiliates of the Sponsor and (iv) certain former stockholders of Owlet Baby Care (incorporated by reference to Exhibit 10.2 of the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on July 21, 2021, as amended on July 21, 2021)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 29, 2021	TRILOGY EQUITY PARTNERS, LLC

/s/ Amy McCullough
	Name:	Amy McCullough
	Title:	President and Manager

Attachment A

Information regarding each executive officer and managing member of the Reporting Person.

Name, Title	Address	Principal Occupation	Citizenship

John Stanton, Manager	155 108th Ave NE, Suite 400 Bellevue, WA 9800	Investor	USA

Theresa Gillespie, Manager	155 108th Ave NE, Suite 400 Bellevue, WA 9800	Investor	USA

Mikal Thomsen, Manager	155 108th Ave NE, Suite 400 Bellevue, WA 9800	Investor	USA

Peter van Oppen, Manager	155 108th Ave NE, Suite 400 Bellevue, WA 9800	Investor	USA

Amy McCullough, President and Manager	155 108th Ave NE, Suite 400 Bellevue, WA 9800	Investor	USA